TABLE 1

	Bank Performance/	Incentive
	Individual	Compensation
Ranking	Performance	Opportunity
President	90%/10%	20% (Threshold) 40% (Target) 80% (Maximum)

Management Committee Members (includes all other ‘named executive officers’)	90%/10%	15% (Threshold) 30% (Target) 60% (Maximum)